Exhibit 12.1

Penn Virginia Resource Partners, L.P.

Statement of Computation of Ratio of Earnings to Fixed Charges Calculation

(in thousands, except ratios)

	Years Ended December 31,					Six Months ended June 30, 2007
	2002	2003	2004	2005	2006
Earnings
Pre-tax income *	$24,686	$22,690	$34,876	$52,430	$74,910	$32,055
Fixed charges	1,786	5,048	7,328	14,351	19,783	7,502

Total earnings	$26,472	$27,738	$42,204	$66,781	$94,693	$39,557

Fixed Charges
Interest expense **	$1,758	$4,986	$7,267	$14,053	$19,151	$7,335
Rental interest factor	28	62	61	298	632	167

Total fixed charges	$1,786	$5,048	$7,328	$14,351	$19,783	$7,502

Ratio of earnings to fixed charges	14.8x	5.5x	5.8x	4.7x	4.8x	5.3x

*	Excludes equity earnings from investees and includes capitalized interest.
**	Includes capitalized interest.